[Letterhead of Imaging Diagnostic Systems, Inc.]

                                  May 13, 2002

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  Tom Jones

                           Re: Withdrawal of S-2 Registration Statement Commission File No. 333-86622

Dear Mr. Jones:

         Imaging Diagnostic Systems, Inc., ("IDSI") pursuant to Rule 477 under the Securities Act of 1933, hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-2 (Commission File No. 333-86622), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 19, 2001.

         The filing related to certain shares to be issued pursuant to an Amended Private Equity Credit Agreement dated November 30, 2000, between IDSI and Charlton Avenue LLC (the "Agreement"). The parties are negotiating a new private equity credit agreement to replace the Agreement and intend to sign the new agreement within the next week. No securities have been sold in connection with the offering described in the Registration Statement.

         Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         If you have any questions regarding the foregoing application for withdrawal, please feel free to call me.

                                            Sincerely,

                                            /s/ Allan L. Schwartz,
                                            Executive Vice President &
                                            Chief Financial Officer